December 16, 2004


via U.S. mail and Facsimile

Lynn A. Schefsky
Senior Vice President and General Counsel
Crompton Corporation
199 Benson Road
Middlebury, CT 06749

Re:	Crompton Corporation
	Form S-4/A, filed on December 3, 2004
	File No. 333-119641

Dear Ms. Schefsky:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4

1. We note your response to prior comment 11. Please revise to state the amount of net proceeds used for each purpose.

Summary of the Terms of the Exchange Offers

The Exchange Offer, page 33

Procedures for Tendering Old Notes, page 33
2. Refer to prior comment 12. In response to that comment, you state that you revised the prospectus to remove the implication that an offer condition could be waived as to only one or certain tendering security holders. However, language stating that you "reserve the right to waive... conditions as to any individual tender" continues to appear on page 34. Despite the new disclosure on page 36 saying the opposite, we believe this language should be deleted.

3. Clarify what you mean when you say that you reserve the right to waive "ineligibility of any holder." We assume that you do not intend to waive any requirements of the Exxon Capital line of letters. Please make this clear in your filing.

Conditions to the Exchange Offer, page 36

4. As previously requested in prior comment 13, please revise the language referencing "acceptance" at the beginning of this section.
You should instead refer to the expiration of the offer, since that is the time by which the conditions must be satisfied or waived. In addition, the "at any time" language in the penultimate paragraph of this section appears inconsistent with the changes made stating that conditions must be satisfied or waived prior to the expiration of the offer. Please revise.

Description of Other Indebtedness and Arrangements, page 39

5.  Please provide the interest rate for the Revolving Credit
Facility as of the most recent date practicable.

6. State whether the company is currently in compliance with the financial covenants of the Revolving Credit Facility.

Exhibit 5.1

7. Please delete the first paragraph on page two of the opinion.
Please note that the legality opinion is filed (not furnished) as an exhibit pursuant to Item 601(b)(5) of Regulation S-K.

8. We note the assumptions in the second full paragraph on page three relating to the organization, etc. of the non-Delaware/Texas guarantors. These assumptions are improper and should be removed. To the extent that these matters support legal conclusions that are necessary to Skadden Arp`s opinion, we will not object if you obtain local counsel opinions, file them as exhibits and revise the Skadden opinion to state that it is relying on the opinions of named local counsels in giving its own opinion.

9. Please explain supplementally how Uniroyal Chemical company can be incorporated both in Delaware and the Bahamas. We note that your enforceability opinion as to its guarantee is specifically limited to its "status" under Delaware law. If Uniroyal is a Bahamian corporation, the opinion should not exclude the impact of its status of Bahamian law. We may have additional comments upon review of your response.

10. In the first paragraph on page four, please delete the statement that the opinion is limited to the laws that "are normally applicable to transactions of the type contemplated by the Exchange Offer" and the related statements regarding "Opined on Law" and "non-opined on law".

11. Remove the assumption in the last paragraph on page 4 as to conflicts with other agreements. It is not clear to us that conflicts with other agreements would render the company`s obligations to investors under the notes and indenture unenforceable.
Further, counsel should conduct all diligence it deems necessary in order to provide a clean legality opinion.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions to Tamara Brightwell at (202) 824-5221 or, in her absence, to me at (202) 942-1950.


Sincerely,



Pamela A. Long
Assistant Director



      Cc: 	Phyllis G. Korff, Esq.
      	Skadden, Arps, Slate, Meagher & Flom LLP
      	4 Times Square
      	New York, New York 10036
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Crompton Corporation
December 16, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE